Britton & Koontz Capital Corporation

2002

Britton & Koontz Capital Corporation and Subsidiaries Annual Report


BRITTON & KOONTZ FIRST NATIONAL BANK
BRITTON & KOONTZ FIRST NATIONAL BANK
1994
CAROLYN HARPER

2 0 0 2

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

MESSAGE TO SHAREHOLDERS

FROM THE CHAIRMAN

In the midst of sharply declining market indices in 2002, your stock price held steady. In 2001, the closing price was $15, and at the close of 2002, the price was $14.60. Most importantly, the dividend, at $.62 per share produced an outstanding yield exceeding 4%.

Although the results of operations were disappointing for 2002, analysis suggests that the lower level of earnings will not be long-lived and that the fundamentals of the Company remain strong. Earnings per share of $.59 in 2002 versus $1.54 the previous year reflected several factors. The most significant one was the write-off of the investment in Sumx, a technology company formed to develop electronic banking software. The write-off, which equated to a $.56 per share reduction, was dictated by the fact that the earlier promising alliance with a major marketing partner failed to result in a significant number of sales. The SumxNet software continues to perform exceedingly well for the Company and other installed locations. While there remains the possibility of recovery of investment from the sale or further licensing of the software, the doubt surrounding the future of Sumx necessitated its removal from the balance sheet.

The Company's earnings picture also reflected the resolution of certain weakened commercial and real estate loans. The provision for loan losses, charge-offs, and sales of foreclosed collateral were higher than past averages. However, by the end of the year, the migration through and out of the portfolio of the bulk of the problem loans had become apparent. As a result of the vigilant management of the portfolio, nonperforming loans as a per cent of the total loans dropped from 1.56% to 1.29%. Several factors, namely a weakened economy in the Natchez area, final resolution of loan issues in the Baton Rouge acquired portfolio, and underwriting errors in the entry into the Vicksburg market, all coalesced into the loan issues of 2002. The encouraging aspect of the picture is the evidence that these problems have largely been removed from the portfolio.

A third important factor in the earnings picture for 2002 was higher expense, particularly in the personnel area, associated with the expansion of the bank in new markets in Baton Rouge, LA, Vicksburg, MS and Madison, MS (in early 2003). The Board has adopted a strategic plan to grow and diversify in larger markets geographically related to the traditional home market of Natchez. Such expansion cannot occur without some dampening of earnings in the short-run. Your Board firmly believes in managing the Company in the context of a strategic plan, which often means short-term sacrifices for longer term gains. Assembling the right staff and locations in the markets of the Company will provide the basic structure for the Company to grow and prosper in the years ahead.

Perhaps the brightest spot in the 2002 activities for the Company was the mortgage underwriting. With the unprecedented lower interest rates, refinancings reached new levels, and the Company participated energetically in all our markets in this phenomenon. The B&K Title Company also experienced one complete year of operation with approximately $100,000 in revenue. Increased sale of title insurance affords the Company a promising opportunity to enhance income in the mortgage line of business and also to augment fee income in the commercial loan area.

The increased liquidity in our stock from greater trading volume, the very attractive dividend yield and price stability in 2002, and the prospect of higher earnings all support the promise of your investment in BKBK. As always, I appreciate your confidence and continued support of the Company. Whenever you have questions, I encourage you to call. Serving you is indeed a privilege.

Sincerely,

W. Page Ogden

W. Page Ogden
Chairman and CEO

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

Financial Highlights

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

	2002	2001	2000
YEAR END BALANCE			
Total Assets	$ 308,879	$ 298,856	$ 270,119
Loans (net of unearned income)	184,792	185,127	186,861
Allowance for Loan Losses	2,129	2,108	1,884
Total Deposits	233,012	217,680	211,323
Stockholders' Equity	29,329	28,291	25,524
FOR THE YEAR			
Net Interest Income	$ 12,649	$ 12,080	$ 11,086
Net Income	1,240	3,248	2,691
PER SHARE			
Earnings per share-Basic	$0.59	$1.54	$1.29
Earnings per share-Diluted	0.59	1.54	1.28
Cash dividends	0.62	0.61	0.60
Year End Stock Price	14.60	15.00	12.00
OTHER KEY INFORMATION			
Return on Average Assets (%)	0.41	1.19	0.98
Return on Average Equity (%)	4.23	12.76	10.70
Dividend Payout (%)	105.67	39.61	43.00
Net Interest Income/Average Earning Assets (%)	4.51	4.73	4.32
Allowance for Loan Losses/Loans (%)	1.15	1.14	1.01
Non Performing Loans/Loans (%)	1.28	1.53	0.74
Loans/Deposits (%)	0.79	0.85	0.88
Total Stockholders' Equity/Assets (%)	9.51	9.47	9.45
Tier 1 Leverage Ratio (%)	8.71	9.52	8.76
Tier 1 Risk-Based Ratio (%)	13.64	13.71	13.74
Total Risk-Based Ratio (%)	14.74	14.81	14.81
Weighted Average Shares Outstanding:			
Basic	2,109,809	2,108,973	2,080,046
Diluted	2,112,405	2,111,383	2,101,714

Note: Loans are less unearned income and include loans held for sale

May & Company
A Limited Liability Partnership
We Bring Excellence And Innovation To The Equation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May + Company
Vicksburg, Mississippi
January 16, 2003

Certified Public Accountants And Consultants
110 Monument Place • Post Office Box 821568 • Vicksburg, Mississippi 39182-1568 • Telephone (601) 636-4762 • FAX (601) 636-9476
email: infoline@maycpa.com • website: www.maycpa.com

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2002	2001
ASSETS:		
Cash and due from banks:		
Non-interest bearing	$ 8,914,638	$ 7,160,387
Interest bearing	2,562,236	7,398,849
Total cash and due from banks	11,476,874	14,559,236
Federal funds sold	3,560,000	1,050,000
Investment securities:		
Held-to-maturity (market value of $34,305,172 and $27,867,675, respectively)	33,147,883	27,967,610
Available-for-sale (amortized cost of $58,343,140 and $53,590,873, respectively)	60,565,938	54,665,875
Equity securities, at cost less equity in unallocated losses	-	558,826
Other equity securities	3,345,200	3,163,900
Loans, less unearned income of $14,782 in 2002 and $24,594 in 2001, and allowance for loan losses of $2,129,328 in 2002 and $2,108,247 in 2001	178,268,969	177,603,099
Loans held-for-sale	4,393,397	5,415,543
Bank premises and equipment, net	7,022,975	7,170,954
Other real estate, net	1,554,323	1,526,213
Accrued interest receivable	2,123,114	2,325,525
Cash surrender value of life insurance	900,550	856,390
Core deposits, net of accumulated amortization of $410,472 in 2002 and $302,856 in 2001	1,203,738	1,311,354
Other assets	1,316,327	681,940
TOTAL ASSETS	$ 308,879,288	$ 298,856,465

See accompanying notes to the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Deposits:		
Non-interest bearing	$ 33,843,654	$ 33,165,781
Interest bearing	199,168,384	184,514,075
Total deposits	233,012,038	217,679,856
Federal Home Loan Bank advances	41,315,484	47,000,000
Securities sold under repurchase agreements	2,141,790	3,098,017
Accrued interest payable	956,437	1,319,813
Advances from borrowers for taxes and insurance	326,242	314,566
Accrued taxes and other liabilities	1,797,823	1,153,073
Total liabilities	279,549,814	270,565,325
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,127,587 and 2,123,555 shares issued and 2,113,087 and 2,109,055 shares outstanding at December 31, 2002 and 2001, respectively	5,318,968	5,308,888
Additional paid-in capital	7,225,408	7,189,563
Retained earnings	15,304,539	15,373,489
Accumulated other comprehensive income	1,737,934	676,575
	29,586,849	28,548,515
Less: Treasury stock 14,500 shares, at cost	(257,375)	(257,375)
Total stockholders' equity	29,329,474	28,291,140
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 308,879,288	$ 298,856,465

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

	2002	2001
INTEREST INCOME:		
Interest and fees on loans	$ 14,734,982	$ 16,897,617
Interest on investment securities:		
Taxable interest income	3,477,193	3,668,297
Exempt from federal income taxes	1,608,837	728,721
Interest on federal funds sold	33,329	18,267
Total interest income	19,854,341	21,312,902
INTEREST EXPENSE:		
Interest on deposits	5,057,718	7,613,718
Interest on Federal Home Loan Bank advances	2,082,094	1,461,116
Interest on federal funds purchased	8,079	23,577
Interest on securities sold under repurchase agreements	57,245	134,106
Total interest expense	7,205,136	9,232,517
NET INTEREST INCOME	12,649,205	12,080,385
PROVISION FOR LOAN LOSSES	1,025,000	525,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,624,205	11,555,385
OTHER INCOME:		
Service charges on deposit accounts	1,273,892	1,249,103
Income from fiduciary activities	40,667	71,832
Insurance premiums and commissions	1,809	18,975
Other real estate income (expense)	(379,723)	(22,090)
Other investee losses	(1,145,607)	(235,964)
Other	1,078,853	986,766
Total other income	869,891	2,068,622

Continued.........

	2002	2001
OTHER EXPENSES:		
Salaries	4,886,180	4,130,509
Director fees	173,980	160,410
Employee benefits	839,758	669,575
Net occupancy expense	754,100	731,539
Equipment expense	953,669	889,527
FDIC assessment	37,099	39,204
Stationery and supplies	275,268	219,628
Amortization	107,616	107,616
Other	2,238,064	1,975,261
Total other expenses	10,265,734	8,923,269
INCOME BEFORE INCOME TAX EXPENSE	2,228,362	4,700,738
INCOME TAX EXPENSE	988,450	1,452,956
NET INCOME	$ 1,239,912	$ 3,247,782
EARNINGS PER SHARE DATA:		
Basic earnings per share	$ 0.59	$ 1.54
Diluted earnings per share	$ 0.59	$ 1.54

See accompanying notes to the consolidated financial statements.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2000	2,101,534	$ 5,290,085	$ 7,156,245	$13,412,231
Comprehensive income:				
Net income	-	-	-	3,247,782
Other comprehensive income (net of tax):				
Net change in unrealized gain on securities available for sale, net of reclassification adjustment and taxes of $442,054	-	-	-	-
Total comprehensive income	-	-	-	3,247,782
Stock options exercised	7,521	18,803	33,318	-
Cash dividends declared ($0.61 per share)	-	-	-	(1,286,524)
BALANCE, December 31, 2001	2,109,055	5,308,888	7,189,563	15,373,489
Comprehensive income:				
Net income	-	-	-	1,239,912
Other comprehensive income (net of tax):				
Net change in unrealized gain on derivative, net of taxes of $148,421	-	-	-	-
Net change in unrealized gain on securities available for sale, net of reclassification adjustment and taxes of $335,927	-	-	-	-
Total comprehensive income	-	-	-	1,239,912
Stock options exercised	4,032	10,080	35,845	-
Cash dividends declared ($0.62 per share)	-	-	-	(1,308,862)
BALANCE, December 31, 2002	2,113,087	$ 5,318,968	$ 7,225,408	$15,304,539

See accompanying notes to the consolidated financial statements.

Accumulated Other Comprehensive Income	Treasury Stock	Total
$ (77,565)	(257,375)	25,523,621
-	-	3,247,782
754,140	-	754,140
754,140	-	4,001,922
-	-	52,121
-	-	(1,286,524)
676,575	(257,375)	28,291,140
-	-	1,239,912
249,490	-	249,490
811,869	-	811,869
1,061,359	-	2,301,271
-	-	45,925
-	-	(1,308,862)
$ 1,737,934	$ (257,375)	$ 29,329,474

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,239,912	$ 3,247,782
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	165,025	(148,331)
Provision for loan losses	1,025,000	525,000
Write off of advances to affiliate	586,781	-
Provision for depreciation	785,747	760,717
Provision for other real estate	150,000	-
Gain on sale of investments available-for-sale	(154,175)	(129,287)
Gain on sale of mortgage loans	(311,283)	(308,010)
Loss on sale of premises and equipment	-	9,808
Gain on sale of other real estate	(8,400)	(4,105)
Stock dividends received	(81,300)	(82,100)
Amortization (accretion) of investment security premiums (discounts), net	(79,656)	71,448
Amortization of valuation adjustment on acquired loans	10,305	10,305
Amortization of acquisition premium	107,616	107,616
Equity in investee losses	558,826	235,964
Write-down of other real estate	146,120	14,856
Decrease in accrued interest receivable	202,158	204,572
Increase in cash surrender value of life insurance	(44,160)	(48,061)
(Increase) decrease in other assets	(372,294)	180,035
Decrease in accrued interest payable	(363,376)	(567,430)
Decrease in accrued taxes and other liabilities	(4,623)	(70,787)
Net cash provided by operating activities	3,558,223	4,009,992
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in federal funds sold	(2,510,000)	(1,050,000)
Proceeds from maturities of investment securities held-to-maturity	-	2,175,000
Proceeds from sales and maturities of investment securities available-for-sale	8,249,296	6,497,432
Proceeds from principal paydowns of investment securities available-for-sale	14,123,566	11,423,926
Advances to affiliate	(410,151)	-
Repayment of advances by affiliate	19,087	-

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31,

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES-continued:		
Purchases of investment securities held-to-maturity	(5,170,133)	(25,905,655)
Purchases of investment securities available-for-sale	(26,901,438)	(11,072,943)
Purchase of other equity securities	(100,000)	(859,450)
Increase in loans	(1,846,069)	(12,786,044)
Proceeds from loans held for sale	-	9,783,213
Proceeds from sale of other real estate	1,102,847	175,028
Proceeds from sale of premises and equipment	-	22,395
Purchases of premises and equipment	(637,768)	(892,206)
Net cash used in investing activities	(14,080,763)	(22,489,304)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in demand deposits	9,737,956	9,414,584
Net increase (decrease) in time deposits	5,594,226	(3,057,260)
Net increase (decrease) in Federal Home Loan Bank advances	(5,684,516)	19,825,000
Net increase (decrease) in securities sold under repurchase agreements	(956,227)	258,017
Increase (decrease) in advances from borrowers for taxes and insurance	11,676	(126,268)
Cash dividends paid	(1,308,862)	(1,286,524)
Cash received from stock options exercised	45,925	52,121
Net cash provided by financing activities	7,440,178	25,079,670
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(3,082,362)	6,600,358
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	14,559,236	7,958,878
CASH AND DUE FROM BANKS AT END OF YEAR	$ 11,476,874	$ 14,559,236

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31,

	2002	2001
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Transfer of loans foreclosed to other real estate	$ 1,418,677	$ 938,987
Total change in unrealized (gains) losses on securities available-for-sale	$ (1,147,796)	$ 1,196,194
Total increase in deferred income taxes on the change in unrealized gains (losses) on securities available-for-sale	$ 335,927	$ (442,054)
Securitized loans transferred to investments	$ -	$ 3,795,070
Reclassification of held-to-maturity securities to available-for-sale securities	$ -	$ 50,648,250
Total change in unrealized gains on derivative	$ (397,911)	$ -
Total increase in deferred income taxes on the change in unrealized gains on derivative	$ 148,421	$ -

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Britton & Koontz Capital Corporation ("Company") and its wholly owned subsidiaries, Britton & Koontz First National Bank ("Bank") and B & K Title Insurance Agency, Inc. ("Agency"). All material intercompany profits, balances and transactions have been eliminated.

Nature of Operations

The Bank operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Bank is the southwest region of Mississippi and East Baton Rouge Parish in Louisiana. Services are provided at four locations in Natchez, Mississippi, one location in Vicksburg, Mississippi, and three locations in Baton Rouge, Louisiana.

During 2001, the Company formed and began operating the wholly-owned subsidiary, B & K Title Insurance Agency, Inc.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

Investment Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost. Equity securities also included an investment in the voting stock of Sumx Inc. This investment was carried at cost adjusted for the Company's share of the investee's earnings or losses. There is no readily available market for the voting stock of Sumx Inc. and, accordingly, no quoted market price is available. The investment was deemed worthless in 2002.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to stockholders' equity, net of applicable taxes. Realized gains and losses flow through the Bank's yearly operations. The Bank does not engage in trading account activities.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Securitized loans are transferred to a long-term investment category at the lower of cost or market value on the transfer date. Any material difference between the carrying amount of the loans and their outstanding principal balance is recognized as an adjustment to the yield by the interest method.

Loans Held-for-Sale

Loans held-for-sale are primarily thirty-year and fifteen-year fixed-rate, one-to-four family real estate loans which are valued at the lower of cost or market, as determined by outstanding commitments from investors or current investor yield requirements, calculated on an individual basis. These loans are originated with the intent of selling them on the secondary market.

Unrealized losses on loans held-for-sale are charged against income in the period of decline. Such declines are recorded in a valuation allowance account and deducted from the cost basis of the loans. Gains on loans held-for-sale are recognized when realized.

Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Past due status is determined based on contractual terms.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets, which range from 3 to 30 years.

Other Real Estate

Other real estate consists primarily of foreclosed property. Properties acquired through foreclosure or in settlement of loans and in lieu of loan foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan value, over the estimated fair value of the property acquired less estimated selling costs, is charged to the allowance for loan losses. Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations. Revenues and expenses associated with owning and operating other real estate and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes, or discounted cash flow analyses of the properties' operations.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensated Absences

Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements and accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the cost of compensated absences when actually paid to employees.

Income Taxes

The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its wholly owned subsidiary file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each Company's income adjusted for permanent differences.

Earnings Per Share

Basic earnings per share is the income available to the weighted average number of shares of common stock outstanding for each period presented. All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive (i.e., the average market price exceeds the exercise price). The following table reconciles the basic and diluted earnings per share amounts:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2002:			
Basic earnings per share:			
Income available to common shareholders	$ 1,239,912	2,109,809	$ 0.59
Diluted earnings per share:			
Options	-	2,596	
Income available to common shareholders assuming conversion	$ 1,239,912	2,112,405	$ 0.59
Year ended December 31, 2001:			
Basic earnings per share:			
Income available to common shareholders	$ 3,247,782	2,108,973	$ 1.54
Diluted earnings per share:			
Options	-	851	
Income available to common shareholders assuming conversion	$ 3,247,782	2,109,824	$ 1.54

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has granted options to purchase various amounts of the Company's common stock at various prices ranging from $11.39 to $19.94 per share. Those options whose exercise price exceeded the average market price of the common shares are not included in the options adjustment for diluted earnings per share.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate swap and cap agreements, commitments to extend credit and commercial letters of credit. Financial instruments related to loans are recorded in the financial statements when they become payable.

Cash Flows

For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

The Company paid income taxes of $1,064,501 and $1,483,096 in 2002 and 2001, respectively. Interest paid on deposit liabilities and other borrowings was $7,568,512 and $9,799,947 in 2002 and 2001, respectively.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS 145, *Rescission of FASB Statements No. 4 (Reporting Gains and Losses from Extinguishment of Debt), 44 (Accounting for Intangible Assets of Motor Carriers) and 64 (Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements), Amendment of FASB Statement No. 13 (Accounting for Leases), and Technical Corrections.* SFAS 145 eliminated an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This statement is effective for all financial statements issued on or after May 15, 2002.

In June 2002, the FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS 147, *Acquisitions of Certain Financial Institutions - an amendment of FASB No. 72 and 144 and FASB Interpretation No. 9.* Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* This statement is effective for acquisitions occurring after October 1, 2002.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

The effects of these statements are not expected to have a material effect on the consolidated financial statements.

Advertising Costs

Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 2002 and 2001 were $235,188 and $181,593, respectively.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest-Rate Cap Agreements

The cost of interest-rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated statement of financial position. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Bank does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

Interest-Rate Swap Agreements

The Bank enters into interest-rate swap agreements to modify the interest rate characteristics of its assets and liabilities. These agreements may involve the receipt or payment of fixed rate amounts in exchange for floating rate interest receipts or payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest income or expense. The related amount payable to or receivable from counter-parties is included in other liabilities or assets.

Core Deposits

During 1999, the Company acquired certain assets and liabilities of three Union Planters, N.A. branches in Natchez and Vicksburg, Mississippi, which were accounted for as a purchase. The Bank paid a premium for the depositor relationship of $1,614,210. This premium is included in other assets and is being amortized over 15 years which is the estimated life of the customer base.

NOTE B. INVESTMENT SECURITIES

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2002, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of state and political subdivisions	$ 33,147,883	$ 1,160,272	$ (2,983)	$ 34,305,172

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2002, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 53,264,948	$ 2,074,459	$ -	$ 55,339,407
Corporate securities	5,078,192	148,339	-	5,226,531
	$ 58,343,140	$ 2,222,798	$ -	$ 60,565,938

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of state and political subdivisions	$ 27,967,610	$ 233,456	$ (333,391)	$ 27,867,675

Continued.........

NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 42,330,355	$ 1,144,737	$ (50,527)	$ 43,424,565
Privately issued collateralized mortgage obligations	6,137,974	2,576	(95,840)	6,044,710
Corporate securities	5,122,544	85,041	(10,985)	5,196,600
	$ 53,590,873	$ 1,232,354	$ (157,352)	$ 54,665,875

In 2001, debt securities with an amortized cost of $50,648,250 were transferred from held-to-maturity to available-for-sale because of the reclassification opportunity allowed for in SFAS 133. The securities had an unrealized gain of $653,280.

Equity securities include the Bank's investment in the Federal Home Loan Bank, the Federal Reserve Bank, First National Bankers Bank and ECD Investments, LLC. The Bank acquired $81,300 and $809,300 of additional stock in the Federal Home Loan Bank, no additional stock in the Federal Reserve Bank or First National Bankers Bank and $100,000 and $0 in ECD Investments, LLC during 2002 and 2001, respectively. The Bank did not redeem any stock in the Federal Home Loan Bank during 2002 or 2001. The stocks are considered restricted stock as only banks, which are members of these organizations, may acquire or redeem them. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

Equity securities also reflect an investment in Sumx Inc. Britton & Koontz Capital Corporation invested $1 million during 1998 and $250,000 during 2001 in this electronic banking development and marketing company. This investment reflects an approximate 36.62% preferred interest in the voting stock of Sumx Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company's proportionate share of the investee's earnings or losses.

Sumx Inc. incurred net losses of $505,737 and $644,357 during 2002 and 2001, respectively. The Company's proportionate share of these losses was $185,201 and $235,964, respectively and are reflected in other income. During 2002, the investment was deemed worthless. The advances and investment were written off and are reflected in other income.

The President and CEO and the Vice President of Britton & Koontz Capital Corporation serve as two of the three members of the Board of Directors of Sumx Inc. In addition, the Vice President of Britton & Koontz Capital Corporation individually owns 19.5% of the voting stock of Sumx Inc. The Company also entered into an agreement with Sumx Inc. whereby this Vice President would devote substantially all of his time to the management of Sumx Inc. for an annual fee of $90,000.

Investment securities carried at approximately $54,059,000 (approximate market value $56,236,000) at December 31, 2002, and approximately $57,163,000 (approximate market value $58,046,000) at December 31, 2001, were pledged to collateralize public deposits and for other purposes as required or permitted by law or agreement.

Continued.........

NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment debt securities at December 31, 2002, by contractual maturity (including mortgage-backed securities), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities held-to-maturity		
	Weighted Average Yield	Amortized Cost	Approximate Market Value
Due in one year or less	-	$ -	$ -
Due after one year through five years	7.0446%	600,472	650,923
Due after five years through ten years	6.8593%	3,461,145	3,726,960
Due after ten years	6.7676%	29,086,266	29,927,289
		$ 33,147,883	$ 34,305,172

	Securities available-for-sale		
	Weighted Average Yield	Amortized Cost	Approximate Market Value
Due in one year or less	5.5916%	$ 1,378,842	$ 1,411,386
Due after one year through five years	4.7295%	15,217,479	15,380,641
Due after five years through ten years	4.9657%	11,268,855	11,520,865
Due after ten years	6.7341%	30,477,964	32,253,046
		$ 58,343,140	$ 60,565,938

The Company had total unrealized holding gains on securities, net of deferred taxes, classified as available-for-sale of $1,301,971 and $1,325,481 in 2002 and 2001, respectively. Upon disposition of an underlying security, the Company reclassified $154,175 and $129,287 in 2002 and 2001, respectively, of these gains from other comprehensive income to a realized gain included in net income.

NOTE C. LOANS

The Bank's loan portfolio (rounded to the nearest thousand) at December 31, 2002 and 2001, consists of the following:

	2002	2001
Commercial, financial and agricultural	$ 32,826,000	$ 35,886,000
Real estate-construction	6,857,000	9,890,000
Real estate-mortgage	128,900,000	121,296,000
Installment	16,054,000	17,962,000
Overdrafts	169,000	117,000
Total loans	$184,806,000	$185,151,000

Loans on which accrual of interest has been discontinued or reduced amount to approximately $2,066,000 and $1,285,000 at December 31, 2002 and 2001, respectively. If interest on such loans had been accrued, the income would have approximated $141,000 and $167,000 in 2002 and 2001, respectively. At December 31, 2002 and 2001, respectively, the recorded investment in loans that were considered to be impaired was approximately $990,000 and $390,000, primarily all of which were on a nonaccrual basis. The portion of the allowance for loan losses attributed to

Continued.........

NOTE C. LOANS (Continued)

impaired loans was not material. The average recorded investment in impaired loans for the year ended December 31, 2002 and 2001, was approximately $372,000 and $139,000, respectively. No material amount of cash basis interest income was recognized on impaired loans for the years then ended. Loans which are contractually 90 days or more past due as of December 31, 2002 and 2001, were approximately $253,000 and $1,510,000, respectively.

In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to $2,989,191 and $3,407,502 at December 31, 2002 and 2001, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

Changes in these loans are as follows:

	2002	2001
Balance at January 1	$ 3,407,502	$ 2,616,613
New loans	2,597,447	2,842,375
Repayments	(3,015,758)	(2,051,486)
Balance at December 31	$ 2,989,191	$ 3,407,502

NOTE D. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2002	2001
Balance at January 1	$ 2,108,247	$ 1,883,561
Credits charged off:		
Commercial, financial and agricultural	(555,005)	(96,761)
Real estate – mortgage	(389,736)	(22,150)
Installment loans	(206,635)	(278,087)
Total charge-offs	(1,151,376)	(396,998)
Recoveries:		
Commercial, financial and agricultural	48,716	6,885
Real estate – mortgage	66,760	70,784
Installment loans	31,981	19,015
Total recoveries	147,457	96,684
Net credits charged off	(1,003,919)	(300,314)
Provision for loan losses	1,025,000	525,000
Balance at December 31	$ 2,129,328	$ 2,108,247

NOTE E. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans were approximately $5,147,000 and $7,659,000 in 2002 and 2001, respectively.

Continued.........

NOTE F. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment is as follows:

	2002	2001
Land	$ 1,257,747	$ 1,257,747
Buildings	5,992,937	5,673,606
Furniture and equipment	5,392,009	5,150,784
Leasehold improvements	106,401	102,251
	12,749,094	12,184,388
Less accumulated depreciation	5,726,119	5,013,434
Bank premises and equipment, net	$ 7,022,975	$ 7,170,954

NOTE G. TRUST DEPARTMENT ASSETS

Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated statements of financial condition as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

NOTE H. DEPOSITS

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2002 and 2001, are summarized as follows:

	2002	2001
Time remaining until maturity:		
Three months or less	$ 18,610,257	$ 22,743,964
Over three through six months	13,298,039	11,649,111
Over six through twelve months	6,340,736	5,969,317
Over twelve months	16,130,975	7,227,437
	$ 54,380,007	$ 47,589,829

Approximate scheduled maturities of certificates of deposits for each of the next five years are:

2003	$ 77,960,665
2004	37,094,304
2005	4,811,295
2006	1,864,267
2007	2,508,368
Thereafter	31,912
	$124,270,811

Deposits at December 31, 2002 and 2001, consisted of the following:

	2002	2001
Non-interest bearing demand deposits	$ 33,843,654	$ 33,165,781
NOW accounts	31,734,722	29,375,838
Money market deposit accounts	26,817,953	18,352,807
Savings accounts	16,344,898	18,108,845
Certificates of deposit	124,270,811	118,676,585
	$233,012,038	$217,679,856

Continued.........

NOTE I. FEDERAL HOME LOAN BANK ADVANCES

During 2002 and 2001, the Bank received advances from and remitted payments to the Federal Home Loan Bank. These advances are collateralized by a portion of the Bank's one-to-four family residential mortgage portfolio and certain secured commercial loans in accordance with the Advance Security and Collateral Agreement with the Federal Home Loan Bank. The 2002 advances consist of:

Seven fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $33,000,000, with interest rates ranging from 4.729% to 5.348%. These loans mature from May 10, 2004 to January 2, 2007.

Two amortizable fixed-rate loans with the Federal Home Loan Bank. The loans total $8,315,484 with interest rates ranging from 3.967% to 4.177%. These loans mature on February 27, 2003 and May 12, 2003.

The 2001 advances consist of:

Eight fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $37,000,000, with interest rates ranging from 4.729% to 5.348%. These loans mature from February 27, 2002 to December 19, 2005.

Two amortizable fixed-rate loans with the Federal Home Loan Bank. The loans are for $5,000,000 each with interest rates ranging from 3.967% to 4.177%. These loans mature on January 2, 2007.

Annual maturities for the next five years as of December 31, 2002 are as follows:

2003	$12,566,173
2004	$ 9,629,945
2005	$10,696,315
2006	$ 6,765,390
2007	$ 1,657,661

NOTE J. EMPLOYEE BENEFIT PLANS

The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Bank with one year of service and of age twenty-one are covered under this plan, and are fully vested in their benefits after seven years of service. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $78,720 and $49,550 in 2002 and 2001, respectively. This plan owned 241,970 and 241,970 allocated shares of Britton & Koontz Capital Corporation stock, as of December 31, 2002 and 2001, at an overall cost to the plan of $6.27 and $6.24 per share, respectively.

Employees with one year of service and of age twenty-one are eligible to participate in a 401(k) plan established by the Bank effective January 1, 1997. Under this plan, employees may contribute up to 12% of their yearly salary, not to exceed $12,000 (as adjusted for cost of living). These contributions are immediately 100% vested. Employer contributions are vested 20% after three years of service and an additional 20% for each additional year of service, fully vesting after seven years of service. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $157,439 and $162,486 for the years ended December 31, 2002 and 2001, respectively.

During 1996, the Company adopted a long-term incentive plan in which all employees of the Company and its subsidiaries are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganiza-

Continued.........

NOTE J. EMPLOYEE BENEFIT PLANS (Continued)

tions. The plan is administered by a committee of at least two non-employee directors appointed by the full Board of Directors. Since adoption, the Company has granted options to purchase a total of 97,124 shares. All options expire 10 years from the date of grant. Options to acquire 23,806 and 21,567 shares were exercisable as of December 31, 2002 and 2001, respectively. The summary of stock option activity is shown below:

	Options Outstanding	Weighted Average Exercise Price
December 31, 2000	49,763	$ 15.54
Options granted	20,000	$ 14.50
Options exercised	(7,521)	$ 6.93
Options forfeited	(4,533)	$ 7.76
December 31, 2001	57,709	$ 16.91
Options granted	-	$ -
Options exercised	(4,032)	$ 11.39
Options forfeited	-	$ -
December 31, 2002	53,677	$ 17.33

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price	Options Outstanding	Remaining Contractual Life
$ 19.94	30,000	4.9 years
$ 11.39	3,677	6.3 years
$ 14.50	20,000	8.5 years

During 1997, the Company adopted SFAS No. 123, *Accounting for Stock-Based Compensation,* which requires companies to estimate the fair value for stock options on date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its income statements over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

	2002	2001
Net income, as reported	$ 1,239,912	$ 3,247,782
Pro forma net income	$ 1,209,112	$ 3,218,823
Basic earnings per share, as reported	$ 0.59	$ 1.54
Pro forma basic earnings per share	$ .57	$ 1.53
Diluted earnings per share, as reported	$ 0.59	$ 1.54
Pro forma diluted earnings per share	$ .57	$ 1.53

During 1994, the Bank entered into a nonqualified salary continuation plan with its executive officers. These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five. The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested. Payment of

Continued.........

NOTE J. EMPLOYEE BENEFIT PLANS (Continued)

any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five. The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five. The Plan also includes a change of control benefit for these officers. If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $640,000 if all covered executives selected this option. The financial statements for the years ended December 31, 2002 and 2001, respectively, include $42,048 and $39,067 of expense related to this plan.

In addition to other benefits, the Company provides medical insurance to its employees and makes medical insurance available to its employees' families. The Company self-insures up to $25,000 per person per year with a total annual maximum based on the number of covered employees ($539,738 and $329,028 at December 31, 2002 and 2001, respectively). Claims exceeding these annual limits are covered by traditional insurance contracts.

NOTE K. LEASES

The Bank assumed an operating lease during 2000 for a branch office. This facility is leased under a 10 year operating lease expiring in 2006 with a renewal option for an additional 5 years. During 1999, the Bank also entered into an operating lease for a branch. This facility is leased under a 3 year operating lease expiring in 2005 with a renewal option for an additional 3 years. All leases are of the normal operating type and generally short-term in nature and not susceptible to capitalization for financial accounting reporting purposes. Rent expense charged to income was $78,508 and $70,645 in 2002 and 2001, respectively.

Future obligations for these leases at December 31, 2002 are as follows:

2003	$ 69,525
2004	$ 69,525
2005	$ 69,525
2006	$ 69,525

NOTE L. INCOME TAX PROVISION

The provision for income taxes included in the consolidated statements of income is as follows:

	2002	2001
Current	$ 823,425	$ 1,601,287
Deferred	165,025	(148,331)
	$ 988,450	$ 1,452,956

Accrued income taxes receivable of $457,847 in 2002 and $0 in 2001 are included in other assets.

Net deferred tax liabilities of $1,281,633 in 2002 and $537,508 in 2001, are included in accrued taxes and other liabilities. Amounts comprising deferred tax assets and liabilities are as follows:

	2002	2001
Deferred tax liability:		
Unrealized gain on available-for-sale securities	$ 734,354	$ 398,427
Insurance	98,020	82,979
Other	108,070	-
Unrealized gain on derivatives	148,421	-
Depreciation	755,815	687,429
Federal Home Loan Bank dividends	250,916	220,093
Purchase accounting adjustment amortization	-	7,479
Accrual to cash conversion	16,265	32,532
Total gross deferred tax liability	$ 2,111,861	$ 1,428,939

Continued.........

NOTE L. INCOME TAX PROVISION (Continued)

Deferred tax asset:		
Provision for loan losses	$ 504,438	$ 357,538
Other repossessed assets	3,960	-
Deferred compensation	99,593	83,909
Investee losses	-	257,807
Purchase accounting adjustment amortization	323	-
Other real estate	170,162	74,693
Net operating loss	-	65,732
Acquisition expenses	51,752	51,752
Total gross deferred tax asset, net of valuation allowance of $-0-	$ 830,228	$ 891,431

The temporary differences resulting in deferred income taxes and the tax effect of each are as follows:

	2002	2001
Discount accretion	$ -	$ (5,392)
Depreciation	68,386	13,387
Federal Home Loan Bank dividends	30,823	30,624
Provision for loan losses	(146,900)	(195,825)
Amortization of purchase accounting adjustments	(7,802)	(5,285)
Insurance	15,041	13,616
Deferred compensation	(15,684)	(14,572)
Self-insured medical plan	-	(9,681)
Unrealized gain or loss on available-for-sale securities	335,927	442,054
Other	108,070	-
Investee losses	257,807	(88,014)
Accrual to cash conversion	(16,267)	32,532
Other real estate	(95,469)	1,914
Net operating loss	65,732	78,365
Other repossessed assets	(3,960)	-
Unrealized gain on derivatives	148,421	-
	$ 744,125	$ 293,723

The provision for federal income taxes differs from that computed by applying the federal statutory rate of 34% in 2002 and 2001, as indicated in the following analysis:

	2002	2001
Tax based on statutory rate	$ 757,643	$ 1,598,251
State taxes	40,543	158,786
Effect of tax-exempt income	(500,693)	(231,600)
Capital losses on investment	425,000	-
Other	265,957	(72,481)
	$ 988,450	$ 1,452,956

The income tax provision includes approximately $57,000 and $48,000 in 2002 and 2001, respectively, resulting from securities transactions.

Continued.........

NOTE M. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2002 and 2001, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities. The related liability to repurchase these securities is included in securities sold under repurchase agreements. These securities have coupon rates ranging from 6.00% to 7.00% and maturity dates ranging from 2009 to 2028. The maximum amount of outstanding agreements at any month-end was $2,260,000 and $3,098,017 during 2002 and 2001, respectively. The monthly average amount of outstanding agreements was $2,098,899 and $2,911,085 during 2002 and 2001, respectively. At December 31, 2002, the securities underlying the repurchase agreements had an approximate amortized cost of $3,319,000 and an approximate market value of $3,472,000.

NOTE N. REGULATORY MATTERS

The primary source of revenue of Britton & Koontz Capital Corporation is dividends from its subsidiary, Britton & Koontz First National Bank. On December 21, 2002, approximately $4,232,851 was available for future distribution by the Bank as dividends without prior approval of the banking regulatory agencies. However, such distribution would be subject to the requirements described in the following paragraphs.

In accordance with Office of Thrift Supervision regulations, a special "Liquidation Account" has been established for the benefit of certain Qualifying Depositors of Natchez First Federal Savings Bank (acquired by Britton & Koontz First National Bank in 1993) in an initial amount of approximately $2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in Britton & Koontz First National Bank, and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of Britton & Koontz First National Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.

In the event of a complete liquidation of Britton & Koontz First National Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as Britton & Koontz First National Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction, with an FDIC-insured institution, would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk based capital and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Continued.........

NOTE N. REGULATORY MATTERS (Continued)

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		To Be Adequately Capitalized		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)	$ 27,314	14.15%	$ 15,443	8.00%	$ 19,303	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 25,185	13.04%	$ 7,725	4.00%	$ 11,588	6.00%
Tier I Capital (to Average Assets)	$ 25,185	8.34%	$ 12,079	4.00%	$ 15,099	5.00%
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)	$ 26,235	13.75%	$ 15,261	8.00%	$ 19,075	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 24,127	12.65%	$ 7,630	4.00%	$ 11,445	6.00%
Tier I Capital (to Average Assets)	$ 24,127	8.81%	$ 10,951	4.00%	$ 13,689	5.00%

NOTE O. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit, which are not included in the accompanying consolidated financial statements.

Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction.

Commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank's maximum exposure to credit loss is represented by the contractual amount of the commitments to extend credit and letters of credit as follows:

	2002	2001
Commitments to extend credit	$ 34,499,574	$ 37,531,926
Commercial letters of credit	$ 1,459,963	$ 1,371,568

The Bank is required to maintain average reserves at the Federal Reserve Bank. This requirement approximated $1,118,000 at December 31, 2002. The Bank is in compliance with this requirement.

At December 31, 2002, the Bank had committed to sell approximately $4,393,000 of loans originated near year-end. These loans are classified as loans held-for-sale and are carried at the lower of cost or market. Due to the short period from origination, the cost and market value of these loans are approximately the same.

Continued.........

NOTE O. COMMITMENTS AND CONTINGENCIES (Continued)

Britton & Koontz Capital Corporation and its wholly owned subsidiaries, Britton & Koontz First National Bank and B & K Title Insurance Agency, Inc., are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

NOTE P. CONCENTRATIONS OF CREDIT

Substantially all of the Bank's loans, commitments, and commercial letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial letters of credit are granted primarily to commercial borrowers.

NOTE Q. DIVIDENDS

Britton & Koontz Capital Corporation's subsidiary, Britton & Koontz First National Bank, paid dividends to the Capital Corporation amounting to $1,500,000, $1,550,000 and $1,550,000 for the years 2002, 2001, and 2000, respectively.

NOTE R. INTEREST RATE RISK MANAGEMENT

During 2002, the Bank entered into an off-balance sheet interest rate swap agreement to reduce its interest-rate risk and to decrease its costs of funds for special deposit promotions. Under the terms of this agreement, the Bank receives a fixed rate and is obligated to pay a floating rate based on one month LIBOR plus 3 basis points calculated on a contractual notional amount of $5,000,000 at December 31, 2002. The original term is for five years expiring in May 2007. The fixed payment rate was 7.635% during 2002. The average variable-payment rate was 4.75% at December 31, 2002. The collateral at December 31, 2002 is a Federal Home Loan Mortgage investment. The carrying amount of the swap has been adjusted to its fair value at year-end and is included in other assets. The swap is assumed to be completely effective, and accordingly, is reported as other comprehensive income.

During 2000, the Bank entered into an off-balance-sheet interest-rate cap agreement to reduce the potential impact of increases in interest rates on floating-rate liabilities. The agreement entitles the Bank to receive from counterparties on a quarterly basis the amounts, if any, by which the three-month LIBOR exceeds 7.0% computed on a $20 million notional amount. This interest rate cap expired on August 22, 2002. At December 31, 2002, the original cost of the cap of $94,000 had been fully amortized into interest expense.

NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December of 1991, the Financial Accounting Standards Board issued *Statement of Financial Accounting Standards No. 107* relative to disclosures about fair values of financial instruments. The statement requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, can not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

Continued.........

NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is possible to estimate that value:

Cash and Due From Banks

Fair value equals the carrying value of such assets.

Federal Funds Sold

Due to the short-term nature of this asset, the carrying value of this item approximates its fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Cash Surrender Value of Life Insurance

The fair value of this item approximates its carrying value.

Loans, Net and Loans Held-For-Sale

For variable-rate loans which are repricing immediately, fair values are based on carrying values. Other variable-rate loans, fixed-rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the Bank on loans with comparable credit risk and terms.

Deposits

The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on deposits with comparable amounts and terms.

Federal Home Loan Bank Advances

These advances were valued using discounted cash flows. The discount rate used to determine the present value of these advances was based on interest rates currently being charged to the Bank.

Securities Sold Under Repurchase Agreements

The fair value of these items approximates their carrying values.

Off-Balance Sheet Instruments

Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount. Fair values for interest rate swaps and caps are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Continued.........

NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Company's financial instruments, rounded to the nearest thousand, are as follows:

	2002	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 11,477,000	$ 11,477,000
Federal funds sold	$ 3,560,000	$ 3,560,000
Investment securities:		
Held-to-maturity	$ 33,148,000	$ 34,305,000
Available-for-sale	$ 60,566,000	$ 60,566,000
Equity securities	$ 3,345,000	$ 3,345,000
Cash surrender value of life insurance	$ 901,000	$ 901,000
Loans, net	$ 182,662,000	$ 188,996,000
Financial liabilities:		
Deposits	$ 233,012,000	$ 234,961,000
Federal Home Loan Bank advances	$ 41,315,000	$ 43,060,000
Securities sold under repurchase agreements	$ 2,142,000	$ 2,142,000
	Face Amount	Fair Value
Other:		
Commitments to extend credit	$ 34,500,000	$ 34,500,000
Commercial letters of credit	$ 1,460,000	$ 1,460,000
Interest rate swap	$ 397,000	$ 397,000

	2001	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 14,559,000	$ 14,559,000
Federal funds sold	$ 1,050,000	$ 1,050,000
Investment securities:		
Held-to-maturity	$ 27,968,000	$ 27,868,000
Available-for-sale	$ 54,666,000	$ 54,666,000
Equity securities	$ 3,723,000	$ 3,723,000
Cash surrender value of life insurance	$ 856,000	$ 856,000
Loans, net	$ 183,019,000	$ 186,348,000
Financial liabilities:		
Deposits	$ 217,680,000	$ 219,245,000
Federal Home Loan Bank advances	$ 47,000,000	$ 47,000,000
Securities sold under repurchase agreements	$ 3,098,000	$ 3,098,000
	Face Amount	Fair Value
Other:		
Commitments to extend credit	$ 37,532,000	$ 37,532,000
Commercial letters of credit	$ 1,372,000	$ 1,372,000

Continued.........

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2002 and 2001

NOTE T. SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION

Summarized financial information of Britton & Koontz Capital Corporation, parent company only, is as follows:

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS:		
Cash	$ 635,374	$ 836,876
Investments in:		
Britton & Koontz First National Bank	28,126,549	26,115,147
B & K Title Insurance Agency, Inc.	44,111	20,338
Sumx Inc.	-	558,826
Loans	-	59,645
Premise and equipment, net	189,603	195,296
Cash surrender value of life insurance	112,762	108,926
Other assets	221,075	396,086
TOTAL ASSETS	$ 29,329,474	$ 28,291,140
STOCKHOLDERS' EQUITY	$ 29,329,474	$ 28,291,140

STATEMENTS OF INCOME

	Years Ended December 31, 2002	Years Ended December 31, 2001
REVENUE:		
Dividends received:		
Britton & Koontz First National Bank	$ 1,500,000	$ 1,550,000
Interest and other income earned	8,571	12,573
	1,508,571	1,562,573
EXPENSES	661,076	54,608
	847,495	1,507,965
INCOME TAX BENEFIT	22,573	(88,014)
	824,922	1,595,979
EQUITY IN UNDISTRIBUTED EARNINGS (LOSSES):		
Britton & Koontz First National Bank	950,043	1,869,929
Sumx Inc.	(558,826)	(235,964)
B & K Title Insurance Agency, Inc.	23,773	17,838
NET INCOME	$ 1,239,912	$ 3,247,782

Continued.........

NOTE T. SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION (Continued)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,239,912	$ 3,247,782
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	257,807	-
Write off of advances to affiliate	586,781	-
Provision for depreciation	5,693	5,124
Equity on undistributed earnings and losses of affiliates	(414,990)	(1,651,803)
Increase in cash surrender value of life insurance	(3,836)	(11,556)
Increase in other assets	(218,868)	(224,091)
Net cash provided by operating activities	1,452,499	1,365,456
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in B & K Title Insurance Agency, Inc.	-	(2,500)
Advances to affiliate	(410,151)	(59,645)
Repayment of advances by affiliate	19,087	-
Net cash used in investing activities	(391,064)	(62,145)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends paid	(1,308,862)	(1,286,524)
Cash received from stock options exercised	45,925	52,121
Net cash used in financing activities	(1,262,937)	(1,234,403)
NET INCREASE (DECREASE) IN CASH	(201,502)	68,908
CASH AT BEGINNING OF YEAR	836,876	767,968
CASH AT END OF YEAR	$ 635,374	$ 836,876
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Change in unrealized (gains) losses on securities available-for-sale, net of deferred income taxes	$ (811,869)	$ 754,140
Change in unrealized gain on derivative, net of deferred income taxes	$ (249,490)	$ -

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents a review of the major factors that have affected the financial condition of Britton & Koontz Capital Corporation (the "Company") and its subsidiaries, principally Britton & Koontz First National Bank (the "Bank") since year end and compares the operating results for the twelve months ended December 31, 2002, to the same period in 2001.

Financial Condition

Assets

Total assets increased 3.2% during 2002 to $308.4 million as compared to 2001, supported by increases in investment securities, while the loan portfolio remained stable. Investment growth was funded primarily from an increase in customer deposits. Deposits increased $15.3 million during 2002 to $233.0 million at December 31, 2002. Most of the increase ($14.7 million) is due to an increase in interest-bearing deposits.

Interest income from earning assets represents the Company's main source of income. Average earning assets for the period ended December 31, 2002, totaled $280.2 million, a $24.9 million (9.8%) increase compared to December 31, 2001. The increase was due to growth in the investment portfolio (38%), primarily municipal securities. Investment growth was funded with increases in customer deposits along with the reinvestment of proceeds from securities paydowns.

Investment Securities

Securities primarily consist of mortgage-backed, municipal, corporate and agency securities. Securities that are deemed to be held-to-maturity are accounted for by the amortized cost method while securities in the available-for-sale categories are accounted for at fair value. Management determines the classification of its securities at acquisition. Approximately $51 million of the Company's held-to-maturity (HTM) portfolio was transferred to available-for-sale (AFS) pursuant to the adoption of FAS 133 on January 1, 2001. Total HTM and AFS investment securities increased 13% to $93.7 million from December 31, 2001, to December 31, 2002. Equity securities decreased $559 thousand due to the write-off of the remaining investment in Sumx Inc., a company formed to develop and market internet-based electronic banking to financial institutions. Other equity securities, comprised primarily of Federal Reserve Bank stock of $372 thousand, Federal Home Loan Bank stock of $2.8 million and ECD Investments, LLC membership interests of $100 thousand, increased $181 thousand due to the receipt of a stock dividend from the Federal Home Loan Bank (FHLB) during the year and the purchase of 4 Class A Units representing interests in ECD Investments, LLC, a Mississippi limited liability company established in February 1997 to provide a commercially feasible vehicle through which banks, individuals, companies and other institutions can participate with ECD Investments, LLC in economic and business development activities in economically depressed regions of the country, in this instance, the states of Arkansas, Louisiana and Mississippi.

The amortized cost of the Bank's investment securities at December 31, 2002, 2001 and 2000, are summarized as follows:

	Amortized Cost		
	12/31/02	12/31/01	12/31/00
Obligations of other U.S. Government Agencies and Corporations	$ 52,544,082	$ 42,330,355	$ 46,940,954
Obligations of state and Political Subdivisions	33,147,883	27,967,610	7,385,130
Privately Issued Collateralized Mortgage Obligations	720,866	6,137,974	6,497,250
Corporate Securities	5,078,192	5,122,544	-
	$ 91,491,023	$ 81,558,483	$ 60,823,334

The amortized cost of investment securities at December 31, 2002, by contractual maturity (including mortgage backed securities) is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on tax-exempt municipal securities have been computed on a book equivalent basis

	Amortized Cost	Weighted Average Yield
Due in one year or less	$ 1,349,613	5.58%
Due after one year through five years	15,817,952	4.73
Due after five years through ten years	14,730,000	4.90
Due after ten years	59,593,458	5.72
	$ 91,491,023	5.42%

Loans

Average loans for the twelve month period ended December 31, 2002, were $182.7 million, a decrease of $2.3 million compared to the year ended December 31, 2001. Table 1 presents the Bank's loan portfolio at the end of the last five years.

TABLE 1: COMPOSITION OF LOAN PORTFOLIO

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Commercial, financial and agricultural	$ 32,826,000	$ 35,886,000	$ 33,102,000	$ 25,730,000	$ 25,428,000
Real estate-construction	6,857,000	9,890,000	10,883,000	6,997,000	6,439,000
Real estate-mortgage	128,900,000	121,296,000	123,192,000	118,258,000	100,310,000
Installment	16,054,000	17,962,000	19,513,000	18,852,000	16,499,000
Other	169,000	117,000	218,000	236,000	229,000
Total loans	$ 184,806,000	$ 185,151,000	$ 186,908,000	$ 170,073,000	$ 148,905,000

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Accrued interest on approximately $2.1 and $1.3 million of loans at December 31, 2002 and 2001, respectively, was discontinued or reduced throughout those two years because of the write-down of interest on loans moved to non-accrual. If interest on such loans had been accrued, the income would have approximated $141 and $167 thousand in 2002 and 2001, respectively.

The following table sets forth as of December 31, 2002, the periods in which the Bank's loan portfolio matures or reprices and the total amount of all such loans due after one year having (a) predetermined interest rates and (b) floating or adjustable rates.

	Due in one year or less	Due after one year through five years	Due after five years	Total
Commercial, financial and agricultural	$ 19,263,000	$ 12,074,000	$ 1,489,000	$ 32,826,000
Real estate-construction	5,599,000	1,090,000	168,000	6,857,000
	$ 24,862,000	$ 13,164,000	$ 1,657,000	$ 39,683,000
Predetermined interest rates	$ 13,073,000	$ 13,164,000	$ 1,657,000	
Floating or adjustable interest rates	$ 11,789,000			

Asset Quality

Several key measures are used to evaluate and monitor the Company's asset quality. These measures include the level of loan delinquencies, non-accrual loans, foreclosed assets and charge-offs in addition to their related ratios. Nonperforming assets, consisting of non-accrual loans, loans past due 90 days or more and other real estate owned decreased to $3.9 million at December 31, 2002, from $4.3 million at December 31, 2001. Nonperforming loans as a percent of total loans net of unearned income and loans held for sale at December 31, 2002, was 1.29%, down from 1.56% at December 31, 2001. During the year, the Company saw the resolution of various problem credits, primarily larger real estate and commercial loans across all Company markets. The resolution is reflected in the migration of problem credits from past due status through non-accrual to partial charge-off, foreclosure and sale of collateral. A breakdown of nonperforming loans at the end of the last five years is shown in the Table 2.

TABLE 2: BREAKDOWN OF NONPERFORMING LOANS

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
	(dollars in thousands)				
Non-accrual loans by type					
Real estate	$ 1,513	$ 750	$ 950	$ 665	$ 97
Installment	16	86	39	59	35
Commercial and all other loans	537	449	89	26	114
Total non-accrual loans	2,066	1,285	1,078	750	246
Loans past due 90 days or more	253	1,510	311	306	448
Total nonperforming loans	2,319	2,795	1,389	1,056	694
Other real estate owned (net)	1,554	1,526	773	401	497
Total nonperforming assets	$ 3,873	$ 4,321	$ 2,162	$ 1,457	$ 1,191
Nonperforming loans as a percent of loans, net of unearned interest and loans held for sale	1.29%	1.56%	.74%	.62%	.47%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Allowance for Loan Losses

The allowance for loan losses is comprised of specific reserves (assessed for each loan that is reviewed for impairment or for which a probable loss has been identified), general reserves (based on historical loss factors) and an unallocated reserve for exposures arising from factors that are undetectable and are not addressed by the general and specific reserves.

The allowance for loan losses remained constant at $2.1 million at December 31, 2002, compared to December 31, 2001. The ratio of the allowance for loan losses to loans, net of unearned income and loans held for sale increased slightly to 1.19% at December 31, 2002, from 1.17% at December 31, 2001.

Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical charge-offs considering factors which include risk rating, industry concentration and loan type, with the most recent charge-off experience weighted more heavily. The unallocated reserve, which is judgmentally determined, generally serves to compensate for the uncertainty in estimating loan losses, particularly in times of changing economic conditions, and considers the possibility of improper risk ratings and possible over- or under-allocations of specific reserves. In addition, the unallocated reserve considers trends in delinquencies and non-accrual loans, industry concentration, the volatility of risk ratings and the evolving portfolio mix in terms of collateral, relative loan size and the degree of seasoning in the various loan products. Changes in underwriting standards, credit administration and collection, regulation and other factors which impact the credit quality and collectibility of the loan portfolio also impact the unallocated reserve levels. The results of reviews performed by internal and external examiners are also considered.

The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be dynamic and responsive to changes in actual and expected credit losses. These changes are reflected in both the general and unallocated reserves. The historical loss ratios, which are key factors in this analysis, are updated quarterly and are weighted more heavily for recent charge-off experience. The review of reserve adequacy is performed by executive management and presented to the Board of Directors for its review, consideration and ratification.

The basic assumptions and methodologies used in allocating the reserve were unchanged during 2002; however, refinements to the existing methodology continue to be made as evolving risk trends are identified. The loan loss methodology weights recent history more heavily and also reflects the current risk profile of the portfolio.

The present level of the reserve for loan losses is considered adequate to absorb probable loan losses inherent in the portfolio considering the level and mix of the loan portfolio, the level of delinquent and nonperforming loans, the Company's risk management strategies, and current expectations with respect to economic conditions and market trends.

Table 3 presents the activity in the allowance for loan losses for the last five years. Table 4 presents the allocation of the allowance for loan losses applicable to each loan category for the period ended December 31, 2002. Information for 1998–2001 is not included in Table 4 because such information is not available to Company.

TABLE 3: ACTIVITY OF ALLOWANCE FOR LOAN LOSSES

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
	(dollars in thousands)				
Balance at beginning of year	$ 2,108	$ 1,884	$ 1,150	$ 1,061	$ 1,039
Charge-offs:					
Real Estate	(427)	(51)	(2)	(30)	(45)
Commercial	(434)	(97)	(216)	(120)	(51)
Installment and other	(282)	(249)	(119)	(101)	(83)
Recoveries:					
Real Estate	38	12	0	9	-
Commercial	64	7	75	27	15
Installment and other	39	77	27	18	15
Net (charge-offs)/recoveries	(1,004)	(301)	(235)	(197)	(149)
Provision charged to operations	1,025	525	969	286	171
Balance at end of period	$ 2,129	$ 2,108	$ 1,884	$ 1,150	$ 1,061
Allowance for loan losses as a percent of loans, net of unearned interest and loans held for sale	1.19%	1.17%	1.01%	.68%	.71%
Net charge-offs as a percent of average loans	.55%	.16%	.13%	.12%	.10%

TABLE 4: ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	December 31, 2002	
	Amount	Percent of loans in each category to total loans *
Commercial, financial and agricultural	$ 597,605	17.76%
Real estate-construction	206,015	3.71%
Real estate-mortgage	1,077,513	69.75%
Installment	134,908	8.69%
Other	113,287	.09%
	$ 2,129,328	100.0%

* Includes loans held for sale

Other Real Estate

The balances of other real estate (ORE) remained largely unchanged at $1.6 million. Significant activity, however, included foreclosures of $1.4 million, which were largely offset by sales of $1.1 million. Other real estate activity for 2002, is presented in Table 5.

TABLE 5: OTHER REAL ESTATE ACTIVITY

Balance at December 31, 2001		$ 1,526
Writedowns	(146)	
Sales	(1,094)	
Foreclosures	1,418	
Reserves	(150)	28
Balance at December 31, 2002		$ 1,554

Deposits

Deposits are the Company's primary source of funding for earning assets. Average deposits increased from $210 million at December 31, 2001, to $220 million at December 31, 2002. The increase in average deposits was due primarily to normal fluctuations in public funds deposits and increases in the bank's money market account. Average borrowings, which include federal funds purchased, securities sold under repurchase agreements, and advances from the Federal Home Loan Bank of Dallas increased from $31 million at December 31, 2001, to $46 million at December 31, 2002. Management plans continued use of nontraditional funding sources to manage overall funding costs and to meet loan demand in new locations.

Maturities of certificates of deposits of $100,000 or more outstanding at December 31, 2002 and December 31, 2001, are summarized below.

	12/31/02	12/31/01
Time remaining until maturity:		
Three months or less	$ 18,610,257	$ 22,743,964
Over three through six months	13,298,039	11,649,111
Over six through twelve months	6,340,736	5,969,317
Over twelve months	16,130,975	7,227,437
	$ 54,380,007	$ 47,589,829

Deposits at December 31, 2002 and December 31, 2001, consist of the following:

	12/31/02	12/31/01
Non-interest bearing demand deposits	$ 33,843,654	$ 33,165,781
Now accounts	31,734,722	29,375,838
Money market deposit accounts	26,817,953	18,352,807
Savings accounts	16,344,898	18,108,845
Certificates of deposit	124,270,811	118,676,585
	$ 233,012,038	$ 217,679,856

The following table presents the Bank's average balance sheets during 2002, 2001 and 2000. Dividing income or expense by the average balance of assets or liabilities, respectively, derives yields and costs. Non-accrual loans are included in loans for yield computations. Loan fees and late charges are included in both income and yield computations in loans. Income and expense resulting from interest rate caps and swaps used to manage interest rate risk are included appropriately in loans and certificates of deposit. No tax-equivalent adjustments have been made. All averages are derived from monthly average balances.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Average Balance and Yield Analysis

(dollars in thousands)

	Twelve Months Ended December 31, 2002			2001			2000		
	Average Balance	Income/ Expense	Average % Yield/Rate	Average Balance	Income/ Expense	Average % Yield/Rate	Average Balance	Income/ Expense	Average % Yield/Rate
ASSETS									
Loans	$182,744	$14,735	8.06%	$185,012	$16,898	9.13%	$187,176	$16,944	9.05%
Investment securities:									
U.S. Government	5,424	217	4.00%	3,995	200	5.00%	8,655	557	6.44%
Mortgage Backed Securities	45,107	2,825	6.26%	43,540	3,104	7.13%	46,126	3,167	6.87%
State & Municipal	33,113	1,563	4.72%	13,060	649	4.97%	6,096	312	5.11%
Other	8,858	397	4.49%	6,553	340	5.19%	2,325	152	6.54%
Total Investment Securities	92,502	5,003	5.41%	67,148	4,294	6.39%	63,202	4,188	6.63%
Interest bearing bank balances	1,838	38	2.06%	1,680	60	3.57%	918	54	5.90%
Federal funds sold	2,267	33	1.47%	612	18	2.94%	4,477	262	5.86%
Cash Value Life Insurance and other	882	45	5.15%	836	43	5.14%	790	45	5.64%
Total earning assets	280,233	19,854	7.08%	255,288	21,313	8.35%	256,563	21,493	8.38%
Allowance for loan losses	(2,008)			(2,037)			(1,330)		
Cash & due from banks, non-interest bearing	7,818			7,088			6,857		
Bank premises & equipment	7,096			7,088			7,033		
Other assets	6,461			5,594			4,976		
TOTAL ASSETS	$299,600			$273,021			$274,099		
LIABILITIES AND SHAREHOLDERS EQUITY									
Interest bearing deposits:									
Savings	$ 16,830	$ 259	1.54%	$17,046	$ 367	2.15%	$ 16,137	$ 362	2.24%
Interest bearing checking	34,300	214	0.62%	34,276	652	1.90%	33,745	954	2.83%
Money rate savings	21,758	460	2.11%	14,938	448	3.00%	11,418	318	2.79%
Certificates of deposit and other time deposits	115,568	4,125	3.57%	112,249	6,147	5.48%	124,660	7,074	5.67%
Total interest bearing deposits	188,456	5,058	2.68%	178,509	7,614	4.27%	185,960	8,708	4.68%
Short term borrowed funds	11,801	510	4.32%	14,744	826	5.60%	26,934	1,699	6.31%
Long term debt	34,088	1,637	4.80%	16,468	793	4.81%	-	-	0.00%
Total interest bearing liabilities	234,345	7,205	3.07%	209,721	9,233	4.40%	212,894	$10,407	4.89%
Non interest bearing deposits	31,639			31,516			30,724		
Other liabilities	4,293			4,217			5,339		
Shareholders' equity	29,323			27,567			25,142		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$299,600	$ 7,205		$273,021	$ 9,233		$274,099	$10,407	4.89%
Interest income and rate earned		$19,854	7.08%		$21,313	8.35%		$21,493	8.38%
Interest expense and rate paid		7,205	3.07%		9,233	4.40%		10,407	4.89%
Interest rate spread			4.01%			3.95%			3.49%
NET INTEREST INCOME & NET YIELD ON AVERAGE EARNING ASSETS		$12,649	4.51%		$12,080	4.73%		$11,086	4.32%

Capital

Shareholders' equity totaled $29.3 million at December 31, 2002, compared to $28.3 million at December 31, 2001. The increase is primarily the result of net income, dividend payments and comprehensive income over the year totaling $1.2 million, $1.3 million and $1.1 million, respectively. Comprehensive income is the result of unrealized gains on available-for-sale securities and the recognition of the fair value of certain derivative instruments. The ratio of shareholders' equity to assets remained constant at December 31, 2002, at 9.5%.

The Bank maintained a Tier 1 capital to risk-weighted assets ratio of 13.04%, a total capital to risk weighted assets ratio of 14.15% and a leverage ratio (Tier 1 capital to average assets) of 8.34%. These levels substantially exceed the minimum requirements of the regulatory agencies for well-capitalized institutions of 10.00%, 6.00% and 5.00% respectively.

	December 31, 2002	December 31, 2001
Risk-based capital:		
Tier 1	$25,185	$24,127
Total	27,314	26,235
Assets:		
Quarterly average assets (1)	301,964	273,771
Risk-weighted assets	193,099	190,757
Ratios:		
Tier 1 risk-based capital	13.04%	12.65%
Total risk-based capital	14.15%	13.75%
Leverage	8.34%	8.81%

(1) Excludes disallowed assets

Results of Operations

The following are measurements of the Company's earnings in relation to assets, equity and earnings per share for the past three years.

	2002	2001	2000
Return on average assets	.41%	1.19%	.98%
Return on average equity	4.23%	12.76%	10.70%
Dividend payout ratio	105.67%	39.61%	43.00%
Average equity to average assets	9.79%	10.10%	9.17%
Net interest margin	4.51%	4.73%	4.32%
Basic income per share	$.59	$1.54	$1.29
Diluted income per share	$.59	$1.54	$1.28

Analysis of Net Income

Net income for the twelve months ended December 31, 2002, was $1.2 million or $.59 per diluted share, compared to $3.2 million or $1.54 per diluted share for the same period in 2001.

A portion of the decrease in net income from 2001 to 2002 is attributed to increased expenses in 2002 related to expansion in the Vicksburg, Mississippi, and Baton Rouge, Louisiana, markets and a $1.4 million write-off of the remaining investment in Sumx Inc., an Internet banking technology provider, which is owned 38.25% by the Company. The $1.4 million write-off consists of the remaining book value of $374 thousand, a deferred tax asset of $327 thousand established because of accumulated equity losses and the write-off of loans and receivables and equity losses for 2002 totaling $771 thousand. At year end, Sumx Inc. was in litigation with Diebold, Incorporated which entered into a marketing alliance with Sumx Inc. in May of 2001. The Company's decision to write off its remaining investment in Sumx Inc. was driven by the uncertainty regarding the timing and outcome of the litigation with Diebold and its impact on future business prospects for Sumx Inc. The Company is one of eight banks and credit unions utilizing Sumx' Internet banking platform.

Analysis of Net Interest Income

Net interest income (NII), the amount by which interest income on loans, investments and other interest earning assets exceed interest expense on deposits and other borrowed funds, increased $569 thousand, a 4.7% increase to $12.6 million for the twelve months of 2002 compared to the same period in 2001. The increase in NII is primarily the function of continued lower rates creating a rate variance of $551 thousand. The lower interest rate environment provided for a decrease in interest earned on assets of $2.5 million while interest paid on liabilities fell by $3.1 million. NII increased despite a decrease in net interest margin for the year to 4.51% from 4.73%.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (a) changes in volume (i.e., changes in volume multiplied by the old rate) and (b) changes in rates (i.e., changes in rates divided by the old volume.) For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rates.

	2002 compared to 2001 Increase/(Decrease) Due to Changes		
	Total	Volume	Rates
		($ in thousands)	
Interest Earning Assets:			
Loans	(2,163)	(205)	(1,958)
Investment securities:			
U.S. Government	17	62	(45)
Mortgage Backed Securities	(279)	109	(388)
State & municipal	914	948	(34)
Other	57	108	(51)
Total investment securities	709	1,022	(2,476)
Interest bearing bank balances	(22)	5	(27)
Federal funds sold	15	28	(13)
Cash Value Life Insurance and other	2	2	-
Total earning assets:	(1,459)	1,057	(2,516)
Interest bearing deposits:			
Savings	(108)	(5)	(103)
Interest bearing checking	(438)	-	(438)
Money rate savings	12	168	(156)
Certificates of deposit and other time deposits	(2,022)	177	(2,199)
Total interest bearing deposits:	(2,556)	340	(2,896)
Short term borrowed funds	(316)	(147)	(169)
Long term debt	844	846	(2)
Total interest bearing liabilities:	(2,028)	1,039	(3,067)
Change in interest earning assets	(1,459)	1,057	(2,516)
Change in interest bearing liabilities	(2,028)	1,039	(3,067)
Change in Net Interest Income	569	18	551

Provision for Loan Losses

The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management's assessment of the risk of loss in the loan portfolio in light of current risk management strategies, economic conditions and market trends. A migration in the non-performing status of certain problem commercial and real estate loans from past due to partial charge-off and foreclosure occurred throughout the year. Resolution of these credits included partial charge-offs and foreclosures and higher levels than in the immediate past. The higher levels of charge-offs and the quarterly estimates for the level of reserves in the allowance for loan losses resulted in higher provisions for 2002.

The Company recorded a provision for the twelve months ended December 31, 2002, of $1.0 million, compared to $525 thousand in 2001. The increase primarily occurred in the fourth quarter due to an additional $440 thousand added to the reserve for loan losses, following net loan charge-offs during the quarter of $398 thousand. Excluding this adjustment, the 4th quarter assessment would have been $180 thousand.

Non-Interest Income

Non-interest income decreased $1.2 million from $2.1 million in 2001 to $870 thousand in 2002 substantially due to charges associated with the write-off of the Sumx Inc. investment explained above. The Bank's core income remains solid with increases in the mortgage banking operation and service charges on deposit accounts, offset by a slight decrease in trust income. Life insurance commissions decreased as well this year due to eliminating the offer of credit life insurance.

Non-Interest Expense

Non-interest expense increased to $10.3 million for the year ended December 31, 2002, compared to $8.9 million for the same period in 2001. The increase for the twelve months includes increased expenses for employee salaries and benefits and marketing and occupancy costs in 2002 related to expansion in the Vicksburg, Mississippi, and Baton Rouge, Louisiana, markets. The Company also recorded additional expenses of approximately $300 thousand related to other real estate including $150 thousand for ORE reserves and $146 thousand for processing foreclosed and repossessed assets.

Liquidity

Liquidity is a measure of the ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. These needs can be met by generating profits, attracting new deposits, converting assets (including short-term investments, mortgage loans held for sale and securities available for sale) to cash through sales or securitizations, and increasing borrowings. To minimize funding risks, management monitors liquidity monthly through reviews of basic surplus which includes investment securities available for pledging or borrowing offset by short-term liabilities along with loan and deposit forecasts.

Principal sources of liquidity for the Company are asset cash flows, customer deposits and the ability to borrow against investment securities and loans. The Company's cash and cash equivalents decreased from $14.6 million at December 31, 2001, to $11.5 million at December 31, 2002. Cash provided by operating and financing activities during the year increased by $3.6 and $7.4 million, respectively, while investing activities used $14.1 million.

Management believes that the current level of short-term investments and securities available for sale is more than adequate to meet the Company's current liquidity needs. Additional sources of liquidity available to the Company include the ability to issue additional retail brokered certificates of deposit and the ability to sell or securitize a portion of the Company's residential first mortgage portfolio. The Company also has available federal funds lines and its membership in the FHLB to further augment liquidity by providing a readily accessible source of funds at competitive rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Information Regarding our Common Stock

The Company's common stock is listed on the NASDAQ Small Cap Market, and trades under the symbol "BKBK." The table below sets forth the high and low sales prices ranges for the common stock, as quoted by Yahoo Finance.

	Dividends Per Share	High	Low
Year 2002			
4th Quarter	$ .31	$14.89	$12.83
3rd Quarter		$18.99	$14.20
2nd Quarter	$ .31	$18.16	$14.97
1st Quarter		$15.95	$14.50
Year 2001			
4th Quarter	$ .31	$15.25	$13.50
3rd Quarter		$14.85	$12.26
2nd Quarter	$ .30	$13.70	$11.51
1st Quarter		$13.75	$11.50

On December 31, 2002, there were 536 shareholders of record of the Company's common stock.

Pursuant to Mississippi law, the Company's Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company's cash revenues are dividends from the Bank. There are certain limitations under federal law on the payment of dividends by national banks. Under federal law, the directors of a national bank, after making proper deduction for all expenses and other deductions required by the Comptroller of the Currency, may credit net profits to the bank's undivided profits account, and may declare a dividend from that account of so much of the net profits as they judge expedient. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings. The Bank's ability to pay dividends is also limited by prudence, statutory and regulatory guidelines, and a variety of other factors.

Further, in connection with the acquisition of Natchez First Federal in 1993, the Bank assumed a liquidation account of approximately $2.8 million which has the effect of prohibiting the payment of dividends if the Bank's net worth would thereby be reduced below the amount required for the liquidation account. Management does not anticipate that this restriction will have a material adverse effect on the Bank's ability to pay dividends to the Company.

The Company has declared semiannual cash dividends in each of the last three fiscal years totaling, on an annual basis, $.60 per share for 2000 and $.61 per share for 2001 and $.62 in 2002. Historical dividend payout ratios, expressed as a percentage of net income, for 2000, 2001 and 2002, were 43.00%, 39.61% and 105.67%, respectively.

The declaration of future dividends is at the discretion of the Company and generally will be dependent upon the earnings of the Bank, the assessment of capital requirements, considerations of safety and soundness, applicable law and regulation and other factors. Subject to the limitations set forth above, it is the present policy of the Board of Directors of the Company to continue the declaration of cash dividends on the Company's common stock on a semiannual basis, to the extent practicable.

Retained earnings of the Bank available for payment of cash dividends under applicable dividend regulations exceeded $4.2 million as of December 31, 2002, although the Bank intends to retain most of these funds for capital and not pay them out as dividends.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, which could cause the actual results to differ materially from the Company's expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate", "estimate", "expect", "objective", "projection", "forecast", "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing market conditions, availability or cost of capital, employee workforce factors, costs and other effects of legal and administrative proceedings, and changes in federal, state or local legislative requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

This statement has not been reviewed or confirmed for accuracy or revelance by the Office of the Comptroller of the Currency.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CORPORATE INFORMATION

Annual Meeting/Principal Office:
3:30 p.m., Tuesday, April 29, 2003
Britton & Koontz First National Bank
500 Main Street
Natchez, Mississippi 39120

Transfer Agent and Registrar:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
718-921-8200

Independent Auditors:
May & Company
110 Monument Place
P. O. Box 821568
Vicksburg, Mississippi 39182

For Additional Information Contact:
Bazile R. Lanneau, Jr.
Chief Financial Officer
601-445-5576
e-mail: corporate@bkbank.com

For copies of the Annual Report on Form 10-KSB or Quarterly Reports on Form 10-QSB filed with the Securities and Exchange Commission visit www.bkbank.com or Contact:
Cliffie Anderson
Investor Relations
500 Main Street
P. O. Box 1407
Natchez, Mississippi 39121
601-445-5576
e-mail: corporate@bkbank.com

Questions regarding stock holdings, certificates, replacement, dividends, and address changes should be addressed to:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
718-921-8200

DIRECTORS AND EXECUTIVE OFFICERS

W. Page Ogden
Chairman
President & Chief Executive Officer
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

Robert R. Punches
Partner
Gwin, Lewis & Punches, LLP, Attorneys
Vice Chairman
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

Albert W. Metcalfe
President
Jordan Auto Company, Inc.
Secretary
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

Bazile R. Lanneau, Jr.
Vice-President, Assistant Secretary,
Treasurer & Chief Financial Officer
Britton & Koontz Capital Corporation and
Executive Vice-President
Britton & Koontz First National Bank
President & Chief Executive Officer
Sumx Inc.

W. W. Allen, Jr.
President
Allen Petroleum Services, Inc.

Craig A. Bradford, D.M.D.
Pediatric Dentist

A. J. Ferguson
Petroleum Geologist

Bethany L. Overton
President
Lambdin-Bisland Realty, Co.

R. Andrew Patty II
Member
Sieberth and Patty, LLC, Attorneys

Vinod K. Thukral, Ph.D.
Professor
Tulane University

Directors Emeriti:

W. J. Feltus III
President
Feltus Brothers, Ltd

Wilton R. Dale
Petroleum Geologist
Co-Owner, Dale Exploration Company

C.H. Kaiser, Jr.
Partner
Jordan, Kaiser and Sessions, Engineering

Donald Killelea, M.D.
Pediatrician – retired

Bazile R. Lanneau
Life Insurance

BRITTON & KOONTZ FIRST NATIONAL BANK
LOCATIONS

NATCHEZ , MISSISSIPPI

Main Office
500 Main Street, 39120

Tracetown Shopping Center
55 Seargent S. Prentiss Drive, 39120

Shields Lane
148 N. Shields Lane, 39120

Highway 61 N at St. Catherine Creek
411 Highway 61 North, 39120

VICKSBURG, MISSISSIPPI

2150 S. Frontage Road, 39180

BATON ROUGE, LOUISIANA

Florida
7142 Florida Boulevard, 70806

Perkins
12716 Perkins Road, 70810

Bluebonnet
10626 Linkwood Court, Suite A, 70810

MADISON, MISSISSIPPI

141 Executive Drive, Suite 5
(Loan Production Office)

FUTURE LOCATIONS:

Carter Street
Vidalia, Louisiana

Highway 61 N at Sherman Avenue
Vicksburg, Mississippi